EPWK HOLDINGS LTD.

January 31, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rucha Pandit
Lilyanna Peyser
Aamira Chaudhry
Doug Jones

Re:	EPWK Holdings Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on February 9, 2023
File No. 333-269657

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EPWK Holdings Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on Monday, February 3, 2025, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Fang Liu of VCL Law LLP, outside counsel to the Company, at fliu@vcllegal.com (Tel: 703-919-7285).

Very truly yours,

EPWK Holdings Ltd.

By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer